UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 3
INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES


1.Name and Address of Reporting Person*
  Smarason, Hannes
  Lynghals 1
  Reykjavik, Iceland IS-110

2. Date of Event Requiring Statement (Month/Day/Year)
   06/26/00

3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)

4. Issuer Name and Ticker or Trading Symbol deCODE genetics, Inc. ("DCGN")

5. Relationship of Reporting Person(s) to Issuer (Check all applicable) ( ) Director ( ) 10% Owner (X) Officer (give title below) ( ) Other (specify below)
   Exec. Vice Pres. and Sr. Bus. & Fin. Officer

6. If Amendment, Date, of Original (Month/Day/Year)


7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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Table I - Non-Derivative Securities Beneficially Owned

1. Title of Security     2. Amount of Securities  3. Ownership Form: Direct     4. Nature of Indirect
   (Instr. 4)               Beneficially Owned       (D) or Indirect (I)           Beneficial Ownership
                            (Instr. 4)               (Instr. 5)                    (Instr. 5)

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Common Stock                560,000                  D
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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the for is filed by more than one reporting person, see 5(b)(v).

Table II -- Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)


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1. Title of Deri-   2. Date Exer-       3. Title and   4. Conver-     5. Owner- 6. Nature of Indirect
   vate Security       cisable and         Amount of      sion or        Ship      Beneficial Ownership
   (Instr. 4)          Expiration          Underlying     Exercise       Form of   (Instr. 5)
                       Date                Derivative     Price of       Deriv-
                       (Month/Day/Year)    Security       Deri-          ative
                                           (Instr. 4)     vative         Security:
                                                          Security       Direct
                                          Title  Amount                  (D) or
                     Date     Expira-            or                      Indirect
                     Exer-    tion               Number                  (I)
                     cisable  Date               of                      (Instr. 5)
                                                 Shares

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Explanation of Responses:



/s/ Hannes Smarason                                         6/23/00
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  **Signature of Reporting Person                            Date


** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).


Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.